Exhibit 99.1

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT AUDITORS

RIDEMAKERZ, LLC

January 1, 2011 and January 2, 2010

Independent Auditors’ Report

The Board of Directors
Ridemakerz, LLC:

We have audited the accompanying balance sheet of Ridemakerz, LLC (the Company) as of January 2, 2010, and the related statements of operations, members’ equity (deficit), and cash flows for each of the fiscal years in the two-year period ended January 2, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridemakerz, LLC as of January 2, 2010, and the results of its operations and its cash flows for each of the fiscal years in the two-year period ended January 2, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring net losses and has a working capital deficiency and a deficit in members’ equity at January 2, 2010. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

St. Louis, Missouri
April 2, 2010

Ridemakerz, LLC
BALANCE SHEETS

	January 1,	January 2,
	2011	2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,451,791	$639,410
Inventories	2,087,619	2,031,575
Trade receivables	1,770,162	30,075
Other receivable	26,604	214
Prepaid expenses and other current assets	576,956	166,099
Total current assets	5,913,132	2,867,373

Property and equipment, net	5,761,365	5,405,546
Other intangible assets, net of accumulated amortization of $1,114,184 and $804,129, respectively	299,465	255,863
Other assets, net	15,282	38,541
Total Assets	$11,989,244	$8,567,323

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$4,822,306	$3,558,879
Accrued expenses	397,870	216,389
Gift cards and customer deposits	458,881	426,235
Short-term note payable	9,745,000	2,385,000
Total current liabilities	15,424,057	6,586,503

Deferred rent	791,977	930,090
Commitments and contingencies
Mezzanine equity
Class A preferred units	14,056,568	14,056,568
Class B preferred units	13,270,139	12,195,489

Members' equity:
Common units	86,901	86,901
Retained deficit	(31,640,398)	(25,288,228)
Total Members' Equity	(31,553,497)	(25,201,327)
Total Liabilities and Members' Equity	$11,989,244	$8,567,323

See accompanying notes to financial statements.

RIDEMAKERZ, LLC
STATEMENTS OF OPERATIONS
Fiscal years ending January, 1, 2011, January 2, 2010 and January 3, 2009

	Fiscal Year
	2010	2009	2008
	(Unaudited)

Net retail sales	$10,587,372	$7,145,899	8,183,539
Slotting revenue	1,698,170	-	-
Wholesale revenue	78,942	200,687	290,678
Total revenue	12,364,484	7,346,586	8,474,217

Costs and expenses:
Cost of merchandise sold	8,048,446	6,568,514	6,073,471
Selling, general, and administrative	8,878,854	8,853,139	8,392,668
Store preopening	462,546	62,820	1,373,936
Store closing	176,570	3,021,183	461,177
Interest expense (income), net	1,150,238	213,466	(19,519)
Total costs and expenses	18,716,654	18,719,122	16,281,733

Net loss	$(6,352,170)	$(11,372,536)	$(7,807,516)

See accompanying notes to financial statements.

RIDEMAKERZ, LLC
STATEMENTS OF MEMBERS' EQUITY

	Common	Retained
	units	deficit	Total

Balance, December 29, 2007 (Unaudited)	$81,801	$(6,108,176)	$(6,026,375)
Capital contributions	3,460	-	3,460
Net loss		(7,807,516)	(7,807,516)
Balance, January 3, 2009	$85,261	$(13,915,692)	$(13,830,431)
Capital contributions	1,640	-	1,640
Net loss		(11,372,536)	(11,372,536)
Balance, January 2, 2010	$86,901	$(25,288,228)	$(25,201,327)
Net loss (Unaudited)	-	(6,352,170)	(6,352,170)
Balance, January 1, 2011 (Unaudited)	$86,901	$(31,640,398)	$(31,553,497)

See accompanying notes to financial statements.

RIDEMAKERZ, LLC
STATEMENTS OF CASH FLOWS
Fiscal years ending January 1, 2011, January 2, 2010, and January 3, 2009

		Fiscal Year
	2010	2009	2008
	(Unaudited)
Cash flows from operating activities:
Net loss	$(6,352,170)	$(11,372,536)	$(7,807,516)
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	2,502,921	2,601,423	1,584,045
Impairment of store assets	-	2,971,231	475,576
Loss on disposal of property and equipment	162,328	-	58,529
Change in assets and liabilities:
Inventories	(56,044)	1,211,875	(1,332,749)
Receivables	(1,766,478)	442,871	(214,648)
Prepaid expenses and other assets	(410,857)	830,598	(653,490)
Accounts payable	1,263,425	2,003,771	(27,968)
Accrued expenses and other liabilities	76,014	(1,275,150)	1,732,839
Net cash from operating activities	(4,580,861)	(2,585,917)	(6,185,382)
Cash flows from investing activities:
Purchases of property and equipment	(2,742,655)	(1,876,861)	(6,177,458)
Purchases of other assets and other intangible assets	(298,757)	(77,615)	(217,672)
Cash flow from investing activities	(3,041,412)	(1,954,476)	(6,395,130)
Cash flows from financing activities:
Proceeds from short-term borrowings	7,360,000	2,385,000	-
Proceeds from capital investments by members	1,074,650	1,051,245	11,509,304
Cash flow from financing activities	8,434,650	3,436,245	11,509,304
Net increase (decrease) in cash and cash equivalents	812,377	(1,104,148)	(1,071,208)
Cash and cash equivalents, beginning of period	639,410	1,743,558	2,814,766
Cash and cash equivalents, end of period	$1,451,791	$639,410	$1,743,558
Supplemental disclosure of cash flow information:
Capital expenditures included in accounts payable.	$592,146	$-	$-

See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Business and Basis of Preparation

Ridemakerz, LLC (the Company), a Delaware limited liability company, is an early-stage company that has developed an interactive retail concept that allows children and families to build and customize their own personalized cars. The Company was formed in February 2006 as Retail Entertainment Concepts, LLC (REC). REC acquired the assets of Construct-A-Car in February 2006, changing its name to Ridemakerz, LLC in 2007. The Company opened its first store in May 2007. At January 1, 2011, the Company operated five stores located in the United States.

All amounts related to the fiscal year ended January 1, 2011 are unaudited.

(2)	Liquidity

The Company incurred a net loss in 2010, 2009 and 2008 of approximately $6.4 million, $11.4 million, and $7.8 million, respectively. Cash flows used in operating activities in 2010, 2009 and 2008 totaled approximately $4.6 million, $2.6 million, and $6.2 million, respectively. As of January 1, 2011, the Company had approximately $1.5 million in cash and cash equivalents and a working capital deficiency.  However, all of the noteholders have committed to converting their indebtedness totaling $9,750,000 (plus accrued interest) into Series C preferred units at the price of $1.75 per unit on or before January 2, 2011.  Upon the conversion of the indebtedness into equity, the Company will have sufficient funds to pay all amounts then due.

Further, the Company has successfully implemented its plan to decrease its losses and implement a new strategy that will result in a profitable business enterprise.  Based upon the Company’s expansion into the wholesale business both domestically and internationally with global strategic partners as well as projected sales estimates from the Company’s retail stores, the Company anticipates that it will achieve profitability in calendar year 2011.

(3)	Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

(a)	Fiscal Year

The Company operates on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. The periods presented in these financial statements are the fiscal years ended January 1, 2011 (fiscal 2011), January 2, 2010 (fiscal 2009) and January 3, 2009 (fiscal 2008). Fiscal years 2010 and 2009 included 52 weeks while fiscal year 2008 included 53 weeks. References to years in these financial statements relate to fiscal years or year ends rather than calendar years.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

The majority of the Company’s cash and cash equivalents exceed federal deposit insurance limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

(c)	Inventories

Inventories are stated at the lower of cost or market, with cost determined on an average-cost basis. Inventory included supplies of $209,122 and $266,126 as of January 1, 2011 and January 2, 2010, respectively. All other inventories are finished goods.

(d)               Receivables

Receivables consist primarily of amounts due to the Company in relation to tenant allowances and corporate product sales revenue. The Company assesses the collectability of all receivables on an ongoing basis by considering its historical credit loss experience, current economic conditions, and other relevant factors. Based on this analysis, the Company has determined that no allowance for doubtful accounts was necessary at January 1, 2011 and January 2, 2010.

(e)	Property and Equipment

Property and equipment consist of leasehold improvements, furniture and fixtures, and computer equipment and software and are stated at cost. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life of the assets or the life of the lease which is generally ten years. Furniture and fixtures and computer equipment are depreciated using the straight-line method over the estimated service lives ranging from three to seven years. Computer software is amortized using the straight-line method over a period of three years. New store construction deposits are recorded at the time the deposit is made as construction-in-progress and reclassified to the appropriate property and equipment category at the time of completion of construction, when operations of the store commence. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal.

(f)	Other Intangible Assets

Other intangible assets consist primarily of initial costs related to trademarks and other intellectual property. Trademarks and other intellectual property represent third-party costs that are capitalized and amortized over their estimated lives ranging from one to three years using the straight-line method.

(g)	Mold Assets

Mold assets are costs to design and create molds used in the manufacture of bodies, chassis and accessories. Mold assets are amortized over one to five years. Certain molds are created in conjunction with an agreement with an auto manufacturer. These molds are amortized over the life of the agreement. Amortization expense related to molds was $386,036, $603,484 and $531,747 in 2010, 2009 and 2008, respectively.

(h)	Other Assets

Other assets consist primarily of deferred leasing fees. Deferred leasing fees are initial, direct costs related to the Company’s operating leases and are amortized over the term of the related leases. Amortization expense related to other assets was $2,707, $22,941 and $22,319 in 2010, 2009 and 2008, respectively.

(i)	Long-lived Assets

Whenever facts and circumstances indicate that the carrying value of a long-lived asset may not be recoverable, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. See Note 3 – Property and Equipment for further discussion regarding the impairment of long-lived assets.

The calculation of fair value requires multiple assumptions regarding our future operations to determine future cash flows, including but not limited to, sales volume, margin rates and discount rates. If different assumptions were used in the analysis, it is possible that the amount of the impairment charge may have been significantly different than what was recorded.

(j)	Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company’s leases contain future contingent increases in rentals. Such increases in rental expense are recorded in the period that it is probable that store sales will meet or exceed the specified target that triggers contingent rental expense.

(k)	Retail Revenue Recognition

Net retail sales are net of discounts, exclude sales tax, and are recognized at the time of sale. Shipping and handling costs billed to customers are included in net retail sales.

Revenues from the sale of gift cards are recognized at the time of redemption. Unredeemed gift cards are included in gift cards and customer deposits on the consolidated balance sheets. The company escheats a portion of unredeemed gift cards according to Delaware escheatment regulations that require remittance of the cost of merchandise portion of unredeemed gift cards over five years old. The difference between the value of gift cards and the amount escheated is recorded as income in the consolidated statement of operations.

(l)	Other revenue recognition

Other revenue consists primarily of fees paid to the Company by certain vendors in exchange for dedicated facings in the Company’s retail stores. Revenues are recognized over the life of the related contract, based on the actual number of facings in stores.

(m)	Cost of Merchandise Sold

Cost of merchandise sold includes the cost of the merchandise, including royalties paid to licensors of third party branded merchandise; store occupancy cost, including store depreciation and store asset impairment charges; cost of warehousing and distribution; packaging; damages and shortages; and shipping and handling costs incurred in shipment to customers.

(n)	Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include store payroll and related benefits, advertising, credit card fees, and store supplies, as well as central office management payroll and related benefits, travel, information systems, accounting, insurance, professional services, and public relations. It also includes depreciation and amortization of central office leasehold improvements, furniture, fixtures, and equipment, as well as amortization of trademarks and intellectual property.

(o)	Store Preopening Expenses

Store preopening expenses, including store set-up, certain labor and hiring costs, and rental charges incurred prior to store openings are expensed as incurred.

(p)	Advertising

The costs of advertising, promotion and marketing programs are charged to operations in the period the program takes place. Advertising expense was $340,331, $749,225 and $465,097 for fiscal years 2010, 2009 and 2008, respectively.

(q)	Income Taxes

The Company is treated as a partnership for income tax purposes; accordingly, income taxes have not been provided for in the accompanying financial statements. All of the Company’s income or losses are passed through to its members.

(r)	Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, receivables, accounts payable, accrued expenses and note payable, approximates carrying value at January 1, 2011 and January 2, 2010.

(s)	Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The assumptions used by management in future estimates could change significantly due to changes in circumstances, including, but not limited to, challenging current economic conditions. Accordingly, future estimates may change significantly. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, mold assets and intangibles and inventories.

(t)	Sales Tax Policy

The Company’s revenues in the statement of operations are net of sales taxes.

(u)	Comprehensive Loss

The Company’s comprehensive losses for 2010, 2009 and 2008 are the same as the net loss.

(4)	Property and Equipment

Property and equipment consist of the following:

	2010	2009
Leasehold improvements	2,476,612	1,676,096
Furniture and fixtures	1,397,146	1,244,036
Computer hardware	444,466	419,412
Computer software	3,253,510	3,308,658
Molds	2,373,024	2,092,784
Construction in progress	974,399	6,741
	10,919,157	8,747,727
Less accumulated depreciation	5,157,792	3,342,181
	$5,761,365	$5,405,546

For 2010, 2009 and 2008 depreciation expense was $2,236,727, $1,636,514 and $725,900, respectively.

During the fiscal 2009 fourth quarter, the Company reviewed the operating performance and forecasts of future performance for its remaining stores. As a result of that review, the Company determined that one store would not be able to recover the carrying value of certain store leasehold improvements through expected undiscounted cash flows over the remaining life of the related assets. Accordingly, the Company reduced the carrying value of the assets to fair value, calculated as the present value of estimated future cash flows for each asset group, and recorded asset impairment charges of $289,979 in fiscal 2009, which is included in cost of merchandise sold. The inputs used to determine fair value of the assets are Level 3 inputs as defined by ASC section 820-10. In the event that the Company decides to close any or all of these stores in the future, the Company may be required to record additional impairment, lease termination charges, severance charges and other charges.

(5)	Other Intangible Assets

Trademarks and intellectual property are amortized over three years. Amortization expense related to trademarks and intellectual property was $255,155, $338,484 and $304.080 in 2010, 2009 and 2008, respectively. Estimated amortization expense related to other intangible assets as of January 2, 2010, for each of the years in the subsequent five year period and thereafter is: 2011—$148,836; 2012—$114,432; 2013—$36,197; 2014— -0- and 2015— -0-.

(6)	Accrued Expenses

Accrued expenses consist of the following:

	2010	2009
Accrued wages, bonuses and related expenses	$160,536	$93,730
Sales tax payable	151,083	100,170
Accrued rent and related expenses	86,251	22,489
	$397,870	$216,389

(7)	Note Payable

In 2009, the Company entered into a note agreement with certain investors. As amended, the note has a maturity date of the earlier of June 30, 2010 or the completion of an additional equity financing.  Noteholders are entitled to a 12% annual return. As of January 1, 2001 and January 2, 2010, total cash borrowings under the note totaled $9,745,000 and $2,385,000, respectively. Maximum borrowings under the note are $15,000,000.  All borrowings are at the option of the noteholders and are secured by substantially all assets of the Company.  Noteholders have the option to convert the principal and accrued interest under the note into any newly raised equity, if such equity transaction is completed within 90 days of the maturity date. If, on the two year anniversary of the date the noteholder advanced funds the note remains outstanding, the noteholders have the option to convert the principal and accrued and unpaid interest into Series B preferred units at an exchange of three preferred units at the then current fair value for every dollar. For any borrowings outstanding at December 31, 2009 that are repaid with cash prior to either of these conversions, noteholders are entitled to a warrant to purchase one common unit for every $10 of principal that is repaid.

In January 2011, all existing noteholders converted their outstanding principal and accrued interest into Series C preferred units at $1.75 per preferred unit for an aggregate capital contribution of approximately $10,700,000.  Additionally, warrants to purchase 974,500 common units at $0.018 per common unit were exercised for an aggregate of $17,500.

In April 2008, the Company entered into a series of promissory note agreements with certain investors to provide temporary financing until permanent equity financing was completed. Total principal under the notes was $2,000,000 which earned interest at a rate of 10%. All principal and interest, totaling $2,026,301, was converted on a dollar for dollar basis into Series B preferred units in June 2008.

(8)	Commitments and Contingencies

(a)	Operating Leases

The Company leases its retail stores and corporate offices under agreements which expire at various dates through 2018. The majority of leases contain provisions for base rent plus contingent payments based on defined sales. Total office and retail store base rent expense was $1,391,331, $1,725,312and $1,546,981 for 2010, 2009 and 2008, respectively.

Future minimum lease payments at January 1, 2011, were as follows:

2011	$569,985
2012	587,915
2013	589,940
2014	544,043
2015	375,546
Subsequent to 2015	334,737
$3,002,166

(b)	Litigation

In the normal course of business, the Company is subject to certain claims or lawsuits. Management is not aware of any claims or lawsuits that will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(9)	Stock Incentive Plans

The Company has adopted the 2007 Incentive Plan (the Plan). Under the Plan, participants, including both employees and non-employees of the Company, have the opportunity to acquire common units of the Company. For awards made under the Plan, participants purchase the common units at the time the award is made at the current fair value, which is determined based upon the last purchase price of common units. Award agreements with employees typically have graded vesting terms over four years. If a participant ceases to be employed with the Company prior to the end of the vesting period, the participant forfeits its rights to any unvested units at the date of the termination. The Company is required to purchase the unvested units from the employee at a price equal to the initial fair value at the time of the termination. As of January 1, 2011 and January 2, 2010, the Company had issued 4,026,877 common units, under the Plan at prices ranging from $0.011 to $0.016. As part of the Company’s restructuring, vesting of awards was accelerated for terminated employees. As of January 1, 2011, there were 56,650 unvested common units that had been awarded under the Plan.

Compensation expense under the plan was immaterial in fiscal 2010, 2009 and 2008.

(10)	Equity

Membership interests in the Company are represented by the following series: common units, Class A preferred units, and Class B preferred units. All units have equal voting rights.

The following table summarizes the changes in membership units, by series for 2008, 2009 and 2010:

			Class A	Class B
	Common units,	Common units,	Preferred units	Preferred units
	$0.011 par value	$0.016 par value	$0.973 par value	$1.50 par value

Balance, December 29, 2007 (Unaudited)	7,279,664	-	13,979,530	-
Capital contributions	-	285,000	473,559	7,430,590
Balance, January 3, 2009	7,279,664	285,000	14,453,089	7,430,590
Capital contributions	-	102,500	-	700,237
Balance, January 2, 2010	7,279,664	387,500	14,453,089	8,130,827
Capital contributions	-	-	-	716,433
Balance, January 1, 2011	7,279,664	387,500	14,453,089	8,847,260

Class A and Class B units are redeemable preferred units that provide for a cumulative annual rate of 7%. As of January 1, 2011, unpaid preferred return was approximately $4,380,000. Each class of units is redeemable at the earlier of a liquidity event, as defined, or May 5, 2011 at the option of the majority of the unitholders of the class.

Upon liquidation, distributions are made to the Class A and B unitholders, up to and including initial capital contributions and earned and unpaid preferred return, then to common unit holders, then among all members on a pro rata basis.

For purposes of allocating ongoing income and losses, the equity classes are divided in two series, with one series receiving loss allocations only after all other members’ equity has been reduced to zero. In Class A, this series had 4,659,471 units outstanding as of January 1, 2011 and January 2, 2010. In Class B, this series had 2,523,875 units outstanding as of January 1, 2011 and January 2, 2010, respectively. To the extent this series has been allocated losses, this series also receives income allocations before other members in the same class until its capital account has returned to its original capital balance.

In January 2011, the Company issued an additional 974,000 common units at a par value of $0.018 and 6,113,206 Class C preferred units at $1.75 par value as the note payable was converted.  Concurrently, the governing documents were amended.  All preferred units have the same rights and preferences.  In the period from January 2, 2011 through March 15, 2011, an additional 828,571 Class C preferred units at an aggregate price of $1,450,000.

(11)	Warrants

In 2006, the Company issued an option for warrants to a member which entitles the member to purchase a 10% undiluted interest for approximately $800 in exchange for business development services. The option is exercisable upon the earlier of a liquidity event, as defined, or May 2016, provided that the Company has at least five retail locations open and operating at that time. No value has been assigned to the warrants.  In January 2011, the warrant became immediately exercisable.

(12)	Restructuring

In 2009, the Company undertook a major restructuring of its operations which included store closings and a reduction in force. Total charges related to the restructuring are included in “Store closing” expenses in the Statements of Operations and include the following:

Asset impairment	$2,643,016
Lease termination	1,192,944
Accrued rent	(254,703)
Tenant allowance	(769,734)
Deferred leasing charges	38,236
Severance	68,871
Inventory	37,376
Other	65,177
$3,021,183

As of January 1, 2011 and January 2, 2010, no amounts were accrued related to the restructuring, which was completed with the final store closing in January 2010, resulting in minimal additional charges.

(13)	Related-Party Transactions

One member provided the Company with operational, accounting and legal services. The total value of services provided by this related party amounted to $749,605, $749,605 and $907,861, in 2010, 2009 and 2008, respectively. The member also leased office space to the Company. Rent expense under this lease totaled $-0-, $24,225 and $12,000, in 2010, 2009 and 2008, respectively. Amounts due to this party accrue interest at an annual rate of 12%. The total due to this related party, including interest, as of January 1, 2011 and January 2, 2010 was $1,514,168 and $1,143,259, respectively.

One member provided the Company with legal and office support services in exchange for membership units. The total value of services provided by this related party amounted to$355,000, $250,000 and $50,000 in 2010, 2009 and 2008, respectively. The member and its affiliate also leased retail and office space to the Company.  Rent expense under these leases totaled $157,024 in 2009, including a termination fee of $67,700, and $99,094 in 2008. The total due to this related party as of January 1, 2011 and January 2, 2010 was immaterial.

One member provided the Company with consulting services in exchange for membership units for a portion of 2008.  The total value of services provided by this related party amounted to $82,500, in 2008.  For the remainder of 2008 and for 2009 and 2010, the member continued to provide services; the payments to this related party were $58,000, $20,459 and $40,468 in 2010, 2009 and 2008, respectively. The total due to this related party as of January 1, 2011 and January 2, 2010 was $-0-.

Several members provided a variety of services for the Company.  In 2010, five members received payments totaling $2,039,520.  The total due to these related parties as of January 1, 2011 was $71,181.  In 2009, eight members received payments totaling $2,093,402. The total due to these related parties as of January 2, 2010 was $1,134,103. In 2008, seven members received payments totaling $2,701,095. The total due to these related parties as of January 3, 2009 was $524,577.

(14)	Major Vendors

One vendor accounted for all inventory purchases in 2010, 2009 and 2008.

(15)	Subsequent Event

The Company has evaluated events and transactions subsequent to January 1, 2011 through March 15, 2011. Other than described below, no events require recognition in the consolidated financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10.

In January 2011, all outstanding principal and accrued interest under the note converted to Class C equity in an aggregate amount of approximately $10,700,000.  Warrants to purchase 974,500 common units at $0.018 per common unit were exercised for an aggregate of $17,500.  Concurrently, the Company’s governing documents were amended.  Class A, Class B and Class C preferred units have the same rights and preferences.  Additionally, in the period from January 2, 2011 through March 15, 2011, an 828,571 Class C preferred units were issued by the Company to new and existing investors at an aggregate price of $1,450,000.